Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(in thousands of dollars, other than ratios)
FIXED CHARGES
Interest expensed and capitalized	$27,199	$51,575	$53,891	$67,516	$69,254	$71,902

EARNINGS
Income (loss) before noncontrolling interest and taxes	$22,887	$59,464	$104,951	$104,192	$(16,572)	$(4,112)
Add back: equity loss in investee	170	296	180	—	—	—

Pre-tax income from continuing operations before noncontrolling interest and income (loss) from equity investees and capitalized interest	23,057	59,760	105,131	104,192	(16,572)	(4,112)
Amortization of capitalized interest	507	1,043	1,045	1,238	1,227	1,189
Fixed charges	27,199	51,575	53,891	67,516	69,254	71,902
Subtract interest capitalized	—	—	—	—	98	135

Total earnings	$50,763	$112,378	$160,067	$172,946	$53,811	$68,844

RATIO OF EARNINGS TO FIXED CHARGES(a)	1.87	2.18	2.97	2.56	0.78	0.96

(a)	Earnings were inadequate to cover total fixed charges by approximately $15.443 million for the year ended December 31, 2013 and $3.058 million for the year ended December 31, 2012.